February 20, 2020

Benedict Stas
Chief Financial Officer
Evoqua Water Technologies Corp.
210 Sixth Avenue
Pittsburgh, PA 15222

       Re: Evoqua Water Technologies Corp.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 25, 2019
           File No. 001-38272

Dear Mr. Stas:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology